# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tempus AI, Inc., CIK 0001717115
CUSIP: 88023B103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 WEST CHICAGO AVENUE, 600 WEST CHICAGO AVENUE, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-24-000121
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); sole voting power 8,615,766; shared voting power 0; sole dispositive power 8,649,356; shared dispositive power 0; aggregate amount beneficially owned 8,649,356 (5% of the class)

## Item 1. Issuer
Name of issuer: Tempus AI, Inc.
Address of issuer's principal executive offices: 600 WEST CHICAGO AVENUE, 600 WEST CHICAGO AVENUE, CHICAGO, ILLINOIS, 60654

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square,
1 Greenside Row,
Edinburgh,
EH1 4AN
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 8,649,356
Percent of class: 4.98
Sole power to vote or to direct the vote: 8,615,766
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,649,356
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Regulatory Reporting Manager (05/07/2026)